Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

October 25, 2013

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Partners Portfolios (File No. 811-08272)

Transamerica Partners Funds Group (File Nos. 033-61810, 811-07674)

Transamerica Partners Funds Group II (File Nos. 333-00295, 811-07495)

(each, a “Registrant” and together, the “Registrants”)

Comments Pursuant to Review of the Financial Statements for Fiscal Year Ended 12/31/12 (collectively, the “Filings”)

Dear Ms. Fettig:

On behalf of the Registrants, we are filing this letter is in response to the comments you provided via telephone to the undersigned, on September 27, 2013, with respect to the Filings, each of which were filed via EDGAR with the Securities and Exchange Commission on March 8, 2013.

Staff’s comments on the Filings and the Registrants’ responses thereto.

EDGAR Series and Class Information

1.	Please update the EDGAR series and class information for Transamerica Partners Funds Group so that there are no ticker symbols linked to inactive classes.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Form N-Q

2.	Please include in the Notes to the Schedule of Investments the percentage holding that each of Transamerica Partners Funds Group and Transamerica Partners Funds Group II (together the “Feeder Funds”) have invested in the Transamerica Partners Portfolios (the “Master Portfolio”).

Response: Going forward, the Registrant will include the percentage each Feeder Fund owns in the Master Portfolio within the Notes to the Schedule of Investments for Form N-Qs.

Form N-CSR

MDFP

3.	Please supplementally confirm that impact of derivatives on the performance was not described with respect to Transamerica Partners Inflation-Protected Securities Portfolio and Transamerica Small Core Portfolio for the period because this impact was immaterial.

Response: The Registrant so confirms.

4.	Please supplementally clarify the disclosures, with respect to the Transamerica Partners Core Bond Portfolio, that the impact on performance of futures was described as positive and that futures realized a loss as reported on the Statement of Operations.

Response: Looking at derivatives only, the holdings had a net loss. The Registrant states that the net effect of both the physical and derivative positions to the yield curve and duration positioning was positive to performance.

5.	Please consider revising the descriptions of the benchmarks in the footnotes to the average annual total return tables to include additional information regarding the benchmarks.

Response: Going forward, the Registrant will provide a more detailed description of a fund’s benchmark(s).

6.	Please consider revising disclosure with respect to the asset allocation funds to clarify the impact to changes to the calculation as the secondary benchmark changes and how it is being calculated going forward.

Response: Going forward the Registrant will provide a more detailed description of the Asset Allocation funds’ secondary benchmarks.

7.	Please revise disclosure for each of the Feeder Funds to include a statement accompanying the graph and table to indicate that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares as required by Form N-1 Item 27(b)(7)(ii)(B).

Response: The Registrant does include the language in regards to past performance not being indicative of future performance; however, the Registrant does not include the language related to taxes, as the Feeder Funds are only available to investors through certain retirement plans which are tax exempt as described in the most recent Prospectus under “Buying Shares.” Going forward, the Registrant will adjust the language to remove ambiguity with regards to the deduction of taxes.

Schedule of Investments

8.	Please revise disclosure in the Schedule of Investments to include the cash rate of interest, if separate, in the PIK description.

Response: The Registrant will make revisions consistent with this comment in future filings.

Notes to Financial Statements

9.	Please provide your materiality threshold for determining when you include additional Quantitative and Qualitative disclosures for significant Level 3 securities.

Response: The Registrant uses a threshold of 1% of Net Assets in the aggregate, or an individual security exceeding 0.5% of Net Assets, to determine significance requiring additional Fair Value disclosure as described under ASU2011-04.

10.	With respect to the asset allocation funds, please revise the disclosure relating to security valuations and fair value measurement to include the risk of Level 2 and Level 3 securities of underlying funds.

Response: Going forward the Registrant will include further disclosure describing that the underlying funds could hold Level 2 or Level 3 securities.

11.	With respect to the asset allocation funds, please supplementally identify what expenses are included in, and which are excluded from, “ordinary expenses.”

Response: Ordinary expenses may include expenses arising from administration, audit, custody, chief compliance officer, directors, legal, insurance, dues and subscriptions, printing, registration, system and miscellaneous expenses for the Funds. The Registrant will include additional language detailing ordinary expenses for the Asset Allocation Funds going forward.

12.	With respect to the Feeder Funds, the Related Party Transactions note states: “In order to avoid a negative yield, TAM or any of its affiliates may waive fees or reimburse expenses of Money Market. Any such waiver or expense reimbursement is voluntary, can be discontinued at any time, and is subject in certain circumstances to recapture by TAM or its affiliates during the fiscal year in which it was waived. Such fee waivers are not subject to recoupment by TAM in future years.” Please supplementally identify what triggers recapture in the current year.

Response: The Registrant states that waived fees eligible for recapture are recaptured when a Fund’s positive yield allows for the expenses to be borne by the Fund without leading the fund into a negative yield.

Expense Example

13.	With respect to asset allocation funds, please revise and clarify the disclosures indicating that “… you will bear the ongoing costs of managing the corresponding mutual funds in which your fund invests…” and the footnote that, “Expense ratios do not include expenses of the underlying investment companies in which the funds invest.” as the disclosures, taken together, appear to conflict.

Response: Going forward, the Registrant will update the introductory paragraph to remove the noted sentence to eliminate contradiction.

Prospectus

14.	Please confirm that “Acquired fund fees and expenses” will be disclosed if they are estimated to be greater than 1 basis point for each Portfolio of the Master Portfolios.

Response: The Registrant verified that any investments by the master funds in investment companies did not result in acquired fund fees that exceeded 1bp.

Each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary

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